HSBC USA Inc.
452 Fifth Avenue
New York, NY 10018

March 4, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that HSBC USA Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on March 4, 2013.

Respectfully submitted,

/s/ Mick Forde

Mick Forde
Senior Vice President, Deputy General Counsel and Assistant Corporate Secretary
HSBC USA Inc.